Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), October 17, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 150 million share buyback program announced on June 30, 2022, as the initial tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
10/10/2022	12,530	189.3707	2,372,814.87	6,799	182.2332	1,239,003.53	1,277,718.39	19,329	188.8630	3,650,533.26
11/10/2022	12,625	188.0463	2,374,084.54	—	—	—	—	12,625	188.0463	2,374,084.54
12/10/2022	12,525	189.5252	2,373,803.13	—	—	—	—	12,525	189.5252	2,373,803.13
13/10/2022	12,700	186.7871	2,372,196.17	6,486	182.9579	1,186,664.94	1,218,466.93	19,186	187.1502	3,590,663.10
14/10/2022	12,620	188.0513	2,373,207.41	—	—	—	—	12,620	188.0513	2,373,207.41
Total	63,000	188.3509	11,866,106.12	13,285	182.5870	2,425,668.47	2,496,185.32	76,285	188.2715	14,362,291.44

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such First Tranche till October 14, 2022, the total invested consideration has been:
•Euro 93,891,543.15 for No. 486,617 common shares purchased on the EXM
•USD 19,368,214.33 (Euro 19,686,561.33*) for No. 101,968 common shares purchased on the NYSE.

As of October 14, 2022, the Company held in treasury No. 11,653,695 common shares equal to 4.53% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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